

Mail Stop 7010

December 1, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Albert P.L. Stroucken
Chief Executive Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysberg, OH 43551-2999

> **RE: Form 10-K for the fiscal year ended December 31, 2007**
> **Definitive Proxy Statement Filed April 7, 2008**
> **File No. 001-09576**

Dear Mr. Stroucken:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Operating Profit, page 26

2. The presentation of a segment measure such as Segment Operating Profit represents a non-GAAP financial measure when presented outside of the SFAS 131 required reconciliation in the footnotes to your consolidated financial statements. Therefore, please revise to either remove the non-GAAP measure or provide the disclosures required by Item 10(e) of Regulation S-K.

3. Please revise your filing on pages 27 and 93 and elsewhere where necessary to explain why you disclose a "consolidated totals" subtotal for operating profit. It is unclear what the purpose of this measure is and why it doesn't include many of the items shown on page 93 as being excluded from Segment Operating Profit, but that would be included in operating profit under US GAAP.

Capital Resources and Liquidity, page 35

4. We note your disclosure on page 36 that your Secured Credit Agreement contains various financial covenants that you are required to meet on a consolidated basis. Please provide a comprehensive discussion of the terms of your most stringent covenants and demonstrate your compliance with them during the periods presented. In addressing this comment, please revise future annual and quarterly filings to include a tabular presentation that sets forth your compliance with your most stringent debt covenants by disclosing actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts required. Such a presentation will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Critical Accounting Estimates, page 38

5. We note your disclosure on page 40 that a significant write down of goodwill would have a material adverse effect on your reported results of operations and net worth. You also indicate that significant changes in your assumptions for projected future cash flows and the weighted average cost of capital could result in the impairment of goodwill. In light of the significance of these two assumptions to your goodwill impairment testing, please revise to quantify the impact that a change in both assumptions (individually and in the aggregate) would have upon the goodwill impairment analysis. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Consolidated Financial Statements

Consolidated Results of Operations, page 49

6. Please revise your accounting policy footnote to indicate if you include any
    depreciation or amortization in your manufacturing, shipping and delivery line item.
    If you do not include depreciation or amortization in your manufacturing, shipping
    and delivery line item, please revise your description of the manufacturing, shipping
    and delivery line item on the face of your Consolidated Results of Operations and
    elsewhere throughout the filing consistent with SAB Topic 11:B.

Note 5 – Equity Investments, page 61

7. We note that you have a 50% partnership interest in Rocky Mountain Bottle
    Company which you account for using the equity method. Please tell us how you
    determined that you should not consolidate this entity as of December 31, 2007.

Note 17 – Other Costs and Expenses, page 86

8. Please revise to quantify the amount of asset impairment charges separate from
    restructuring charges, contingent obligation accruals, valuation allowance and other
    charges. It is unclear which of the costs described in footnote 17 are also presented in
    your rollforward of the restructuring accruals in footnote 18. Please also revise to
    disclose the methods used to determine fair value of assets impaired and the segment
    in which the impaired assets were reported. Please refer to paragraph 26 of SFAS
    144.

Note 20 – Contingencies, page 89

9. We note your disclosure on page 32 that the agreement for the sale of your plastics
    packaging business provides for an adjustment of the selling price based on working
    capital levels and certain other factors. If it is not possible to estimate the amount of
    any liability associated with this contingency in the agreement, please revise your
    filing to quantify the range of possible outcomes associated with contingency.

Note 21 – Segment Information, page 92

10. Please revise your tables on pages 93 and 94 to include a line item or column for
    eliminations separate from your Retained Corp Costs and Other column. Please also
    revise the table on page 93 to include a footnote describing the types of costs that are
    not allocated to segments and are included in Retained Corp Costs and Other. Please
    also revise similar disclosures elsewhere throughout your filing (such as starting on
    page 26 of your MD&A) since your current presentation of an amount that aggregates
    the segment operating profit of all segments and differs from income (loss) from
    operations under US GAAP constitutes a non-GAAP measure when it appears outside
    of your segment footnote. Please refer to Question 21 of the Staff's Frequently
    Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on
    June 13, 2003 and available on our website at
    http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

11. As a related matter, please revise the line item in your table on page 93 currently
    titled "total" so that a reader in able to more clearly determine that this amount is
    intended to represent the GAAP measure earnings (loss) from continuing operations
    before provision for income taxes, minority interests, and discontinued operations.

Changes In and Disagreements with Accountants on Accounting and Financial
Disclosure

Controls and Procedures, page 107

12. Tell us supplementally why the implementation of the system is not reasonably likely
    to materially affect your internal controls over financial reporting.

Separate Financial Statements of Affiliates Whose Securities are Pledged as Collateral,
page 118

13. Where applicable, please address the comments above in your Owens-Brockway
    Packaging Inc, and Owens-Brockway Glass Container Inc financial statements.

DEFINITIVE PROXY STATEMENT FILED APRIL 7, 2008

Annual Incentive, page 18

14. We note that the amount of the incentive pool and incentive awards are determined with reference to performance thresholds and established budgets. As these threshold and budget amounts or targets appear to be material in your determination of the amount of incentive compensation paid under the SMIP, please disclose these amounts in future filings. Provide us supplementally with disclosure, relative to 2007, that you would propose to update and include in future filings. You may omit this information only if, consistent with the standards applicable to requests for confidential treatment under the FOIA, disclosure would be likely to cause significant competitive harm. If this is your position, then please discuss this in your supplemental response, explaining in reasonable detail how the standard would be met. We may have additional comments upon review of your response.

Performance Shares, page 21

15. As the ROIC and EPS growth rate performance targets appear to be material to a determination of the amount of performance shares awarded, please disclose these targets in future filings. Provide us supplementally with sample disclosure. If you wish to omit these targets, please provide a reasonably detailed explanation how you would be likely to suffer significant competitive harm if disclosed, and note that we may have further comments upon review of your response.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief